

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2023

Pankaj Mohan, Ph.D.
Chief Executive Officer
Sonnet BioTherapeutics Holdings, Inc.
100 Overlook Center, Suite 102
Princeton, New Jersey 08540

  Re: Sonnet BioTherapeutics Holdings, Inc.
    Registration Statement on Form S-1
    Filed September 19, 2023
    File No. 333-274581

Dear Pankaj Mohan:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Dillon Hagius at 202-551-7967 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Steven M. Skolnick, Esq.